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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                    FORM 8-B



                    FOR REGISTRATION OF SECURITIES OF CERTAIN
            SUCCESSOR ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       CORRECTIONS CORPORATION OF AMERICA
             (Exact name of registrant as specified in its charter)


               Tennessee                               62-1156308
(State of incorporation or organization) (I.R.S. Employer Identification Number)

        102 Woodmont Boulevard
         Nashville, Tennessee                              37205
(Address of principal executive offices)                 (Zip Code)


          SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF ACT:


      Title of each class                              Name of each exchange
      to be so registered                             on which each class is
 -----------------------------                            to be registered
 Common Stock, $1.00 Par Value                       -------------------------
                                                      New York Stock Exchange


      Title of each class                              Name of each exchange
      to be so registered                             on which each class is
 ----------------------------------                       to be registered
 Warrants to Purchase Common Stock,                   ------------------------
            $1.00 par value                           New York Stock Exchange




        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                                      None
                                (Title of Class)




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ITEM 1.           GENERAL INFORMATION

         (a) The Registrant was organized as a Tennessee corporation on May 5, 1997 as CCA of Tennessee, Inc. The Registrant amended its Charter on May 14, 1997, whereby its name was changed to Corrections Corporation of America.

         (b)      The Registrant's fiscal year ends on December 31.


ITEM 2.           TRANSACTION OF SUCCESSION

         (a) Corrections Corporation of America, a Delaware corporation ("CCA Delaware") is the predecessor of the Registrant. CCA Delaware had securities registered pursuant to Section 12(b) of the Act.

         (b) The transaction of succession (the "Merger") was accomplished by merging CCA Delaware with and into the Registrant, a newly-formed Tennessee corporation, pursuant to the terms of an Agreement and Plan of Merger, dated May 12, 1997 (the "Merger Agreement"). The Registrant was incorporated in Tennessee on May 5, 1997 specifically for the purpose of implementing the Merger and had conducted no business and had no material assets or liabilities prior to the Merger. CCA Delaware has ceased to exist under Delaware law and the Registrant continues to operate the business of CCA Delaware under the name Corrections Corporation of America. Under the Merger Agreement, each outstanding share of CCA Delaware's common stock, $1.00 par value per share, was automatically converted into one share of the Registrant's common stock, par value $1.00 per share (the "Common Share"), upon the effective time of the Merger. The Merger did not result in any change in CCA Delaware's business, assets or liabilities and did not result in any relocation of management or other employees. For financial reporting and federal income tax purposes, the Registrant is considered to be the same reporting person and the same taxpayer as CCA Delaware. In addition to the Common Stock to be registered, the charter of the Registrant authorizes the Registrant to issue up to one million (1,000,000) shares of Preferred Stock, par value $1.00 per share.


ITEM 3.           SECURITIES TO BE REGISTERED

The total number of shares of Common Stock which the Registrant has authority to issue is one hundred fifty million (150,000,000) shares, par value $1.00 per share. There are presently approximately 76,099,329 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding. Presently there are no shares of Common Stock issued which are held by or for the account of the Registrant.

CCA Delaware issued Warrants at various times since 1992 for the purchase of its Common Stock (the "Warrants"). There are presently approximately 5,178,341 Warrants issued and outstanding and


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holders of such Warrants may exercise those Warrants and receive the Common
Stock of the Registrant.


ITEM 4.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

The description of the Registrant's Common Stock, set forth below does not purport to be complete and is qualified in its entirety by reference to the Registrant's Charter, as amended, and Bylaws.

All issued and outstanding shares of Common Stock are fully paid and nonassessable. Subject to the preferential rights of any shares or series of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends on Common Stock if, as and when authorized and declared by the Board of Directors of the Registrant out of assets legally available therefor and to share ratably in the assets of the Registrant legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Registrant.

Subject to the provisions of the Registrant's Charter, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and except as provided with respect to any other class or series of stock, the holders of Common Stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can, subject to any rights of holders of Preferred Stock, elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.

All shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preferences, appraisal or exchange rights. Except for Sodexho S.A., holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Registrant.

Pursuant to the Tennessee Business Corporation Act ("TBCA"), the Corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the Board of Directors and the affirmative vote of holders of shares entitled to cast a majority of all the votes or titled to be cast on such matters.

WARRANTS

For a description of the Registrant's Warrants, reference is made to Form 8-A filed with the Securities and Exchange Commission by CCA Delaware in December 1994.

SUBJECT TO PREFERRED STOCK PREFERENCES


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The Registrant's Charter authorizes the Board of Directors to issue up to one million (1,000,000) shares of Preferred Stock ("Preferred Stock"), from time to time, in one or more series, each such series to be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors is vested with the authority to divide any or all classes of Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. Such terms may provide the holders of any Preferred Stock or any series thereof rights to receive dividends and payment on liquidation of the Registrant that are preferential to the rights of holders of Common Stock and rights to vote with or separately from, the holders of shares of Common Stock as to all or various specified matters.

CERTAIN PROVISIONS OF TENNESSEE LAW

The following summary of certain provisions of the TBCA, does not purport to be complete and is qualified in its entirety by reference to the TBCA.

Tennessee's Business Combination Act (the "Business Combination Act") provides that a party owning 10% or more of stock in a "resident domestic corporation" (such party is called an "interested stockholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested stockholder first acquired 10% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested stockholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the stockholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Registrant has not adopted a provision in its Charter or Bylaws removing it from coverage under the Business Combination Act.

The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter. The charter of the Tennessee Registrant does not provide for these factors to be considered.

Control Share Acquisition: The Tennessee Control Share Acquisition Act (the "TCSAA") strips a purchaser's shares of voting rights any time an acquisition of shares in a Tennessee corporation brings the purchaser's voting power to each of the one-fifth, one-third and a majority level of all voting power if such corporation's charter or bylaws contain an election that shares of that


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corporation be governed by the TCSAA. The purchaser's voting rights can be re-established only by an affirmative majority vote of the other stockholders. The purchaser may demand a special meeting of stockholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share (i.e., reaching any and each of the aforementioned levels of share ownership) only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may elect to redeem the purchaser's shares if the shares are not granted voting rights. The TCSAA applies only to corporations that have adopted a provision in its charter or bylaws expressly declaring that the TCSAA will apply. The Registrant has adopted a provision in its Charter electing protection under the TCSAA which may only be amended by the affirmative vote of at least eighty percent (80%) of the total voting power of all shares of stock of the Registrant entitled to vote in the election of directors.


ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)   Financial Statements.

                      Not Applicable

         (b)   Exhibits.

               EXHIBIT NO.

                   1.1 Definitive Proxy Statement for the Annual Meeting of Stockholders of Corrections Corporation of America held on May 13, 1997. This exhibit is incorporated by reference pursuant to Rule 12b-32.

                   2.1 Agreement and Plan of Merger, dated May 12, 1997, between the Registrant and Corrections Corporation of America, a Delaware corporation. Exhibit has been omitted pursuant to Exchange Act Rule 12b-31. It is substantially identical to APPENDIX A to EXHIBIT
                           NO. 1.1 hereto, differing only in that APPENDIX B to EXHIBIT NO. 1.1 had not been signed and dated.

                   2.2 Articles of Merger of Corrections Corporation of America, a Delaware corporation, into Registrant, dated May 13, 1997.

                   3.1     Charter of Registrant, as amended.

                   3.2     Bylaws of Registrant.



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                   99      Registration Statement on Form S-3 of Corrections
                           Corporation of America effective May 31, 1996. This
                           exhibit is incorporated by reference pursuant to Rule 12b-32.


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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    CORRECTIONS CORPORATION OF AMERICA

Date: July 10, 1997                 By:   /s/ Darrell K. Massengale
                                          -------------------------

                                          Darrell K. Massengale, Chief Financial
                                          Officer